VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Morgan Youngwood, Staff Accountant

Craig Wilson, Senior Assistant Chief Accountant

Re:	Juniper Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 23, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed May 8, 2018

File No. 001-34501

Ladies and Gentlemen:

Juniper Networks, Inc. (the “Company”) respectfully advises the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter, dated August 6, 2018, containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than August 24, 2018.

Please do not hesitate to call the undersigned at (408) 936-2841 if you have any questions or require additional information. Thank you in advance for your consideration.

Very truly yours,

JUNIPER NETWORKS, INC.

Date:	August 7, 2018	By:	/s/ Robert Mobassaly
Robert Mobassaly
Vice President and Deputy General Counsel